



P.E. 12-31-04

Strength in Numbers

2004 ANNUAL REVIEW

ALLTEL

CORP

Our performance is a direct reflection of the value our customers place on their relationships with ALLTEL — relationships based on a commitment from every ALLTEL employee to want what is best for each and every customer. By becoming our customers' ally in our everyday interactions, ALLTEL can achieve a unique niche within the communications industry that will enhance our value, improve our performance and strengthen our market position in a period of increasingly rapid change.


STRENGTH
IN NUMBERS
Each of these circles
features a measure
of ALLTEL's commitment
to our customers
and stockholders.



LETTER TO STOCKHOLDERS

A new alliance with our customers



In last year's Annual Review, we pledged that ALLTEL "will strike the right balance between delivering great value to our customers and to our shareholders. We will continue to focus on long-term value creation by investing wisely in our business and competing aggressively in our markets." The achievements of 2004 illustrate the continuing commitment of the entire ALLTEL team to deliver on this pledge.

(From left) Skip Frantz, EVP–External Affairs, General Counsel and Secretary; Jeff Gardner, EVP and CFO; Scott Ford, President and CEO; Jeff Fox, Group President–Shared Services; and Kevin Beebe, Group President–Operations


$1.0
billion in net income
in 2004
15%
return on equity
in 2004
$2.5
billion in net cash
provided from operations
in 2004

FINANCIAL HIGHLIGHTS

In 2004, we achieved fully diluted earnings per share of $3.39 under Generally Accepted Accounting Principles (GAAP) and $3.37 from current businesses, a 10 percent increase. This exceeded our earnings estimates established in early 2004 and is a tribute to the hard work and dedication of all our employees. We also generated net cash from operations of $2.5 billion and achieved an annual return on equity of 15 percent.

The ALLTEL board of directors increased our dividend for the 44th consecutive year, resulting in dividend payments of more than $450 million. We repurchased 11.2 million shares of our common stock for approximately $600 million. Collectively, we returned more than $1 billion of cash to our shareholders in 2004, while also maintaining one of the strongest balance sheets in our industry. Continuing our history of growth through strategic acquisitions, we completed two wireless transactions in 2004 and recently announced three transactions that are scheduled for completion in 2005, including our $6 billion merger with Western Wireless.

OPERATING HIGHLIGHTS

In our wireless business we added slightly more than half a million net new customers, almost double the number we added in 2003. Including acquisitions, we added 603,000 wireless customers for an 8 percent increase in our overall customer base. We also increased our monthly average revenue per user (ARPU) by 1 percent to $48.13, while lowering our retail price per minute approximately 20 percent. The result of our strategy to lower prices and increase our customer base under contract, along with our efforts to improve service, was a 35 basis point reduction in post-pay churn to 1.74 percent, our lowest annual churn rate in six years.

In our wireline business we added more than 90,000 new broadband customers, bringing our total broadband customer base to nearly 250,000 by year-end — a penetration rate of 12 percent of addressable lines. This growth more than offset the loss of 86,000 traditional access lines and, combined with improved feature revenue and expense management, allowed us to increase operating income 5 percent year-over-year.


44
years of
consecutive dividend
increases


11.2
million
ALLTEL shares bought back
during 2004


MAR 03 2005
$1.0
billion in cash returned to
shareholders through
dividends and share
repurchases in 2004

STAYING FOCUSED

While we remain committed to our strategy of delivering shareholder value by focusing on the access needs of our customers, we are keenly aware of the disrupting effects technology has had on all three elements of the telecommunications industry around us. In both the transport and switching sectors, these changes have exerted tremendous deflationary pressure on the incumbents and spawned new forms of competition and substitution. The same is now true for our core businesses, the wireless and wireline access businesses. Consequently, the recent merger of Cingular and AT&T Wireless and the proposed mergers of Sprint and Nextel, and SBC and AT&T are, in our view, rational responses by incumbent operators and likely not the last mergers in our industry. We expect the battle for the access relationship to continue as wireless, satellite, wireline and cable companies all pursue the same customers with increasingly similar offerings.

In this environment, we believe focusing on the customer is the best way to deliver tangible value. Our strength as a company lies in our passion to get it right or make it right for the people who choose to do business with us. In the near term, we will continue to improve and expand the services we provide to our customers while simultaneously maintaining our historical focus on the cost and effectiveness of our operations. Our goal is to produce industry-leading growth in earnings per share and cash flow generation, while maintaining the conservative balance sheet needed to maximize our strategic flexibility.

ON COURSE FOR GROWTH

By focusing on the needs of our customers, we can maximize shareholder value from both our wireless and wireline businesses. In our wireless operations, we intend to grow our customer base and expand the type and quality of services they purchase from ALLTEL. Following completion of pending mergers in the wireless industry, including our merger with Western Wireless, ALLTEL will be the nation's fifth-largest wireless service provider. We will have licenses covering approximately one quarter of the U.S. population and about half of the land mass. We will introduce our customer-centric retail model into several newly acquired markets during 2005 and anticipate that wireless will


70%
approximate percentage of total revenue from wireless after Western Wireless merger
3
million new customers to be acquired in Western Wireless merger
$10
billion in estimated combined revenue after Western Wireless merger

represent about 70 percent of our consolidated revenues by year-end, with about 90 percent to be derived from our retail operations. Given our commitment to continue investing in each of the major wireless technologies across our extended footprint, we will also be the leading independent roaming partner for each of the four largest wireless carriers in America.

From our wireline operations, we expect continued contributions to our operating cash flow and a further strengthening of our role as a broadband access provider. We will also maintain our financial and operational discipline as we continue to invest capital in the communities we have proudly served for many decades. Like all other local phone companies, we will face increasing challenges in growing operating income in the years ahead due to rapid competitive and technological change. Accordingly, in 2005 we will conduct a thorough evaluation of the operations and capital structure of this business. Our goal, as always, is to balance the needs of our customers and employees with value creation for our shareholders.

In addressing these future opportunities and challenges, we remain committed to our core principles. Our top priority is serving as responsible stewards of our shareholders' investment in ALLTEL. We will continue investing your money wisely for long-term benefit and return the excess cash we generate through dividends and stock repurchases. In 2005, as always, we plan to invest in and improve our operations in order to expand and strengthen our relationship with our customers.

A STRONGER ALLIANCE

To this end, 2005 will see the continuation of our efforts to examine every process and policy from our customers' perspective. Encompassing almost every aspect of our operations, this ongoing project has a very simple mission statement: "To treat customers with fairness and respect." Its founding principle is to move ALLTEL from being an expert who *knows* what is best for the customer to being an ally who *wants* what is best for the customer. This gives us a real opportunity to achieve a brand position that I believe will form the strongest possible foundation for future profitability and growth.

In pursuing these goals, I am fortunate to be working with an outstanding team of senior officers and an exemplary Board of Directors who have steered ALLTEL through some of the toughest years this industry has seen, and who in 2004 were honored when *Forbes* Magazine selected ALLTEL as one of America's 25 best-run companies. They, in turn, are supported by thousands of employees who have demonstrated they cannot only cope with the natural storms that swept through our markets in 2004, but also cope, and indeed thrive, in the storms of rapid change that are sweeping through our industry. To them, as always, I extend my heartfelt thanks and congratulations for a job well done in 2004.

Sincerely,



Scott T. Ford
President and Chief Executive Officer
January 24, 2005



THE FRONT LINE

IMPROVING our relationships

In any business, there are areas where competitive advantage can be gained through quantity and scale, and areas where it can only be won through quality and attention to detail. ALLTEL's best opportunities for market leadership lie in the second category, particularly in the way we manage and

Stores and Call Centers

Direct contact with the customer

support our relationships with customers. In 2004, we took a number of important steps to improve our performance in this crucial business discipline.

Technical Support Rep
Tim Ingram

65%
new sales through ALLTEL's direct sales channels

76%
close rate for shoppers visiting our retail stores

81%

wireline customer support questions resolved with one call, up from 75% in 2003

18,000

minimum number of customer calls evaluated for quality by supervisors every month

75%

calls answered in 30 seconds or less

Recognizing that one of our core competitive strengths is founded on face-to-face interactions and telephone conversations between individuals, we focused first and foremost on our retail and call center operations. A team of top ALLTEL customer service and retail managers helped us evaluate current performance, standardize best practices and design a consistent training program for every customer-facing employee. By year-end, everyone who works in our call centers had participated in this program, and the retail store roll-out will be completed by the end of 2005.

By dealing directly with most of our customers through our own call centers and nearly 800 retail locations, we are in a stronger position than most to cultivate customer loyalty. Even when ALLTEL products are sold through independent outlets, we still encourage direct customer relationships. For example, we send welcome messages inviting new wireless customers to contact us with set-up or usage questions. Each relationship is then managed through the entire lifecycle of the customer with a series of pre-planned calls designed to better match our service with individual lifestyle needs.

Building on this groundwork, we believe that 2005 will allow us to take the ALLTEL brand to a new position of strength in an increasingly competitive marketplace.

70%

minimum time ALLTEL store managers spend leading and coaching

2

weeks all retail personnel will spend in a specialized training program

EVERY CONNECTION COUNTS

NEW GROWTH

from quality customers



We announced changes in our operations structure in early 2004 which created a channel focus on the consumer and business market segments in both our wireline and wireless businesses. With the new structure in place, we have achieved

Our Communications Businesses

Performance today, flexibility tomorrow

faster product introductions, a more rapid response to field operations issues and a more effective use of our internal IT resources.

Store Manager
Lauren Mathes

603,000 net wireless additions, about 50% more than in 2003

1.74% wireless post-pay churn, our lowest in 6 years

90,000
net broadband
customer additions,
an all-time record

12%
of addressable
lines using
broadband

243,000
total broadband
data customers,
up 59%

Taking advantage of this more targeted approach, we have already introduced a new Touch2Talk product through our wireless business and retail channels. Our improved service levels contributed to reductions in churn and increases in the percentage of higher-revenue customers. With our Txt2Win MVP sweepstakes promotion focusing primarily on text and multimedia messaging, we boosted ALLTEL's year-over-year wireless data revenues by approximately 170 percent and increased the data portion of total ARPU to 3 percent. Encouraged by these results, we are now set to expand our 1X data footprint to cover 90 percent of our POPs, while also deploying even higher-capacity technology in several markets to capitalize on both retail and wholesale opportunities for new high-speed data services.

We also generated new revenue streams in our wireline business, principally through additional broadband sales. In every quarter of 2004, we added at least 20,000 new high-speed data customers, bringing our year-end broadband customer total to 243,000, or 12 percent of total broadband addressable lines.

With products better suited to our customers' varied needs and sales and service organizations focused on specific customer categories, our new channel approach proved successful in 2004 and offers substantial opportunity for additional growth.

$48.13
monthly average revenue
per wireless user,
the highest in
four years

170%
increase in
wireless
data revenues



GETTING IT RIGHT

MEASURING UP to the customer

In 2004, we did more to accurately measure our day-to-day performance than any other time in our history. With standardized systems and with more frequent and detailed data, we can now measure precisely what we are doing and quickly pinpoint any processes that are hindering, rather than supporting, our

Process Improvement

Quality, consistency and adaptability

efforts to improve customer service. As a result, we enter 2005 a fitter, more responsive organization, better able to adapt and change in an increasingly unpredictable marketplace.



Engineering Manager
Chuck Gee

60%
reduction in broadband provisioning time

109,000
fewer voice mail-related support calls each month

Financial Highlights

Results under GAAP


dollars in billions
10
8
6
4
2
02
03
04
Revenues


dollars in billions
1.5
1.2
0.9
0.6
0.3
02
03
04
Net Income


dollars
5
4
3
2
1
02
03
04
Basic Earnings per Share

FOR THE YEARS ENDED DECEMBER 31,
(Millions, except per share amounts, customers in thousands)

	2004	2003	Increase (Decrease) Amount	%	2002
UNDER GAAP:					
Revenues and sales:					
Wireless	$ 5,078.1	$ 4,728.4	$349.7	7	$ 4,160.2
Wireline	2,419.8	2,436.1	(16.3)	(1)	2,179.7
Communications support services	923.8	959.0	(35.2)	(4)	925.7
Total business segments	8,421.7	8,123.5	298.2	4	7,265.6
Less: intercompany eliminations	175.6	143.6	32.0	22	153.2
Total revenues and sales	$ 8,246.1	$ 7,979.9	$266.2	3	$ 7,112.4
Segment income:					
Wireless	$ 1,020.2	$ 998.0	$ 22.2	2	$ 947.9
Wireline	926.0	883.9	42.1	5	793.0
Communications support services	62.7	76.4	(13.7)	(18)	84.2
Total segment income	2,008.9	1,958.3	50.6	3	1,825.1
Less: corporate expenses	36.4	41.3	(4.9)	(12)	35.5
integration expenses and other charges	50.9	19.0	31.9	168	69.9
Total operating income	$ 1,921.6	$ 1,898.0	$ 23.6	1	$ 1,719.7
Net income	$ 1,046.2	$ 1,330.1	$(283.9)	(21)	$ 924.3
Basic earnings per share	$3.40	$4.27	$(.87)	(20)	$2.97
Diluted earnings per share	$3.39	$4.25	$(.86)	(20)	$2.96
Weighted average common shares:					
Basic	307.3	311.8	(4.5)	(1)	311.0
Diluted	308.3	312.8	(4.5)	(1)	312.3
Annual dividend per common share	$1.52	$1.48	$.04	3	$1.40
Capital Expenditures	$ 1,157.7	$ 1,194.4	$ (36.7)	(3)	$ 1,213.2
At year end:					
Total assets	$16,603.7	$16,661.1	$ (57.4)	—	$16,244.6
Wireless customers	8,626.5	8,023.4	603.1	8	7,601.6
Wireline customers	3,009.4	3,095.6	(86.2)	(3)	3,167.3
Long-distance customers	1,770.9	1,680.2	90.7	5	1,542.2
Broadband customers	243.3	153.0	90.3	59	70.2

Financial Highlights

Results from Current Businesses


dollars in billions
10
8
6
4
2
02
03
04
Revenues


dollars in billions
1.2
1.0
0.8
0.6
0.4
0.2
02
03
04
Net Income


dollars
4
3
2
1
02
03
04
Basic Earnings per Share

FOR THE YEARS ENDED DECEMBER 31,
(Millions, except per share amounts)

	2004	2003	Increase (Decrease) Amount	%	2002
FROM CURRENT BUSINESSES:					
Revenues and sales:					
Wireless	$5,078.1	$4,728.4	$349.7	7	$4,160.2
Wireline	2,419.8	2,436.1	(16.3)	(1)	2,179.7
Communications support services	923.8	959.0	(35.2)	(4)	925.7
Total business segments	8,421.7	8,123.5	298.2	4	7,265.6
Less: intercompany eliminations	175.6	143.6	32.0	22	153.2
Total revenues and sales	$8,246.1	$7,979.9	$266.2	3	$7,112.4
Segment income:					
Wireless	$1,020.2	$ 998.0	$ 22.2	2	$ 951.0
Wireline	926.0	883.9	42.1	5	803.9
Communications support services	62.7	76.4	(13.7)	(18)	84.2
Total segment income	2,008.9	1,958.3	50.6	3	1,839.1
Less: corporate expenses	36.4	41.3	(4.9)	(12)	35.5
Total operating income	$1,972.5	$1,917.0	$ 55.5	3	$1,803.6
Net income	$1,038.1	$ 954.4	$ 83.7	9	$ 916.9
Basic earnings per share	$3.38	$3.06	$.32	10	$2.95
Diluted earnings per share	$3.37	$3.05	$.32	10	$2.94

Current businesses excludes the effects of discontinued operations, early termination of debt, restructuring and other charges, gain on disposal of assets, write-down of investments, and the reversal of certain income tax contingency reserves.

See the Financial Supplement to ALLTEL's Form 10-K for the year ended December 31, 2004 for a further discussion of these items.

Financial Highlights

Reconciliation of Results of Operations Under GAAP to Results From Current Businesses
For the years ended December 31,
(Millions, except per share amounts)

	2004	2003	2002
Operating income under GAAP	$1,921.6	$1,898.0	$1,719.7
Items excluded from measuring segment income:			
Write-down of receivables due to interexchange carrier's bankruptcy filing	—	—	14.0
Restructuring and other charges	50.9	19.0	69.9
Operating income from current businesses	1,972.5	1,917.0	1,803.6
Corporate expenses	36.4	41.3	35.5
Segment income from current businesses	**$2,008.9**	**$1,958.3**	**$1,839.1**
Net income under GAAP	$1,046.2	$1,330.1	$ 924.3
Items excluded from measuring results from current businesses, net of tax:			
Write-down of receivables due to interexchange carrier's bankruptcy filing	—	—	8.7
Restructuring and other charges	31.1	11.5	42.3
Net financing costs related to prefunding the Company's wireless and wireline acquisitions	—	—	16.4
Gain on disposal of assets	—	(18.9)	(10.6)
Write-down of investments and other	—	3.9	10.0
Termination fees on early retirement of long-term debt	—	4.4	—
Reversal of income tax contingency reserves, net of tax	(19.7)	—	—
Income from discontinued operations, net of tax	(19.5)	(361.0)	(74.2)
Cumulative effect of accounting change, net of tax	—	(15.6)	—
Net income from current businesses	**$1,038.1**	**$ 954.4**	**$ 916.9**
Basic earnings per share under GAAP	$3.40	$4.27	$2.97
Items excluded from measuring results from current businesses, net of tax:			
Write-down of receivables due to interexchange carrier's bankruptcy filing	—	—	.03
Restructuring and other charges	.10	.04	.14
Net financing costs related to prefunding the Company's wireless and wireline acquisitions	—	—	.05
Gain on disposal of assets	—	(.06)	(.03)
Write-down of investments and other	—	.01	.03
Termination fees on early retirement of long-term debt	—	.01	—
Reversal of income tax contingency reserves, net of tax	(.06)	—	—
Discontinued operations, net of tax	(.06)	(1.16)	(.24)
Cumulative effect of accounting change, net of tax	—	(.05)	—
Basic earnings per share from current businesses	**$3.38**	**$3.06**	**$2.95**
Diluted earnings per share under GAAP	$3.39	$4.25	$2.96
Items excluded from measuring results from current businesses, net of tax:			
Write-down of receivables due to interexchange carrier's bankruptcy filing	—	—	.03
Restructuring and other charges	.10	.04	.14
Net financing costs related to prefunding the Company's wireless and wireline acquisitions	—	—	.05
Gain on disposal of assets	—	(.06)	(.03)
Write-down of investments and other	—	.01	.03
Termination fees on early retirement of long-term debt	—	.01	—
Reversal of income tax contingency reserves, net of tax	(.06)	—	—
Discontinued operations, net of tax	(.06)	(1.15)	(.24)
Cumulative effect of accounting change, net of tax	—	(.05)	—
Diluted earnings per share from current businesses	**$3.37**	**$3.05**	**$2.94**


Great Falls
Missoula
Butte-Silver Bow
Bismarck
Fargo
Pierre
Casper
Scottsbluff
Cheyenne
North Platte
Elko
Fallon
Pueblo
Wichita
Cedar City
St. George
Bishop
Durango
Santa Fe
Flagstaff
Albuquerque
Amarillo
Phoenix
Roswell
Lubbock
Tucson
El Paso
Odessa
San Angelo

Total Coverage

After completing three pending transactions scheduled for 2005, ALLTEL will have a wireless presence in 34 states covering about 25 percent of the U.S. population and wireline operations in 15 states.


Eau Claire
Appleton
Grand Rapids
Lansing
Cleveland
Akron
Jamestown
Kittanning
Lexington
Charleston
Richmond
Norfolk
Little Rock
Raleigh
Charlotte
Columbia
Augusta
Jackson
Montgomery
Charleston
Savannah
Baton Rouge
Mobile
New Orleans
Tallahassee
Jacksonville
Tampa
ALLTEL Wireless
ALLTEL Wireline
PENDING
Western Wireless
Cingular Assets
PSC Wireless

Directors and Officers

DIRECTORS

John R. Belk[2,4]
President and Chief Operations Officer,
Belk, Inc., Charlotte, North Carolina

William H. Crown[2,3,5]
President and Chief Executive Officer,
CC Industries, Inc., Chicago, Illinois

Joe T. Ford
Chairman of the Company

Scott T. Ford[1]
President and Chief Executive Officer of the Company

Dennis E. Foster[1,4]
Prinicipal, Foster Thoroughbred Investments,
Lexington, Kentucky

Lawrence L. Gellerstedt III[1,2]
Chairman and Chief Executive Officer,
The Gellerstedt Group, LLC, Atlanta, Georgia

Emon A. Mahony, Jr.[1,3,5]
Chairman of the Board,
Arkansas Oklahoma Gas Corporation,
Fort Smith, Arkansas

John P. McConnell[3,4]
Chairman and Chief Executive Officer,
Worthington Industries, Inc., Columbus, Ohio

Josie C. Natori[2,4]
President and Chief Executive Officer,
The Natori Company, New York, New York

Gregory W. Penske
President, Penske Automotive Group Inc.,
El Monte, California

Frank E. Reed
Retired; Former President and Chief Executive Officer,
Philadelphia National Bank,
Philadelphia Pennsylvania

Warren A. Stephens[1]
President, Chief Executive Officer,
Stephens Inc. and Stephens Group, Inc.,
Little Rock, Arkansas

Ronald Townsend[3,5]
Communications Consultant, Jacksonville, Florida

OFFICERS

Joe T. Ford
Chairman

Scott T. Ford
President and Chief Executive Officer

Kevin L. Beebe
Group President – Operations

Jeffrey H. Fox
Group President – Shared Services

Francis X. Frantz
Executive Vice President – External Affairs,
General Counsel and Secretary

C.J. Duvall
Executive Vice President – Human Resources

Jeffery R. Gardner
Executive Vice President – Chief Financial Officer

Keith A. Kostuch
Senior Vice President – Strategic Planning

Sharilyn Gasaway
Controller

Scott Settelmyer
Treasurer

1 Executive Committee | 2 Governance Committee | 3 Audit Committee | 4 Compensation Committee
5 Pension Trust Investment Committee

Investor Information

CORPORATE HEADQUARTERS

ALLTEL Corporation
One Allied Drive
Little Rock, Arkansas 72202
www.alltel.com

ANNUAL MEETING

The Annual Meeting of ALLTEL Corporation stockholders will be held at 11 a.m. (CDT) on Thursday, April 21, 2005, at ALLTEL Arena, *Washington Street box office entrance,* North Little Rock, Arkansas.

INVESTOR RELATIONS

Information requests from investors, security analysts and other members of the investment community should be addressed to:

Investor Relations Department
ALLTEL Corporation
One Allied Drive
Little Rock, Arkansas 72202
877.446.3628 fax 501.905.5444
e-mail: alltel.investor.relations@alltel.com

TOLL-FREE INVESTOR INFORMATION LINE

Call 877.4.INFO.AT (877.446.3628) for an automatic connection to ALLTEL's investor relations and shareholder services departments, recent news releases, stock quotes and answers to frequently asked questions.

TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSING AGENT

General questions about stockholder accounts, stock certificates, transfer of shares, dividend payments, dividend reinvestment or electronic deposit of dividends may be directed to:

Computershare Investor Services L.L.C.
2 North LaSalle Street
Chicago, IL 60602
Domestic: 888.243.5445
International: 312.360.5126
Fax: 312.601.4332
Web: www.computershare.com/contactus

COMMON STOCK PRICE AND DIVIDEND INFORMATION

Ticker Symbol AT Newspaper Listing ALLTEL

MARKET PRICE

Year	Qtr.	High	Low	Close	Dividend Declared
2004	4th	$ 60.62	$ 53.40	$ 58.76	$ .38
	3rd	55.80	49.23	54.91	.37
	2nd	51.95	48.63	50.62	.37
	1st	53.28	46.65	49.89	.37
2003	4th	$ 49.98	$ 43.75	$ 46.58	$ .37
	3rd	50.31	44.51	46.34	.35
	2nd	49.68	43.62	48.22	.35
	1st	56.22	40.68	44.76	.35

The common stock is listed and traded on the New York and Pacific stock exchanges. The above table reflects the range of high, low and closing prices as reported by Dow Jones & Company, Inc.

ANNUAL REPORT AND FORM 10-K REQUESTS

The 2004 Annual Report and the Form 10-K Annual Report filed with the Securities and Exchange Commission are available electronically at www.alltel.com/investors.

CEO/CFO CERTIFICATIONS

In accordance with NYSE listing standards, ALLTEL's CEO certification required by Section 303A.12(a) of the NYSE Listed Company Manual has been filed with the NYSE. In addition, ALLTEL's CEO and CFO certifications required under Section 302 of the Sarbanes-Oxley Act are filed as exhibits to the Form 10-K Annual Report.

LATEST NEWS ABOUT ALLTEL

Stock quotes, charts graphing ALLTEL's stock trading activity, financial reports, corporate governance information, SEC filings, recent news releases and company presentations are available at www.alltel.com/investors. Registered stockholders may also access their stock account by clicking on Shareholder Services at www.alltel.com/investors.

This report features the following ALLTEL employees: *(front cover from left)* MeSean Roberson, Teresa Fakler, Tracy Crawford, Frank Schueneman, Marcia Van Rhee, Keith Crosby and Cindy Boyer; *(back cover from left)* Deron Hamilton, Solomon Hu, Scott Moody, Sheila Hensley, Laura Brooks, Mark McCaslin and Bettye Willis.



ALLTEL Corporation
One Allied Drive
Little Rock, AR 72202

501.905.8000
www.alltel.com